GSE SYSTEMS, INC.
6940 Columbia Gateway Drive, Suite 470
Columbia, MD 21046

December 28, 2023
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:  GSE Systems, Inc.
Registration Statement on Form S-3 (File No. 333-276128)

Dear Sir/Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GSE Systems, Inc. (the “Company”) hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective as of 4:00 p.m. Eastern Time on December 29, 2023, or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by telephone call to Scott R. Wilson of Miles & Stockbridge P.C., the Company’s counsel, at (410) 385-3590 and that such effectiveness also be confirmed in writing.

GSE Systems, Inc.

By:	/s/ Kyle J. Loudermilk
Kyle J. Loudermilk Chief Executive Officer

cc: Scott R. Wilson
Miles & Stockbridge P.C.